FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 — Name and Address of Company

The Real Brokerage Inc. (the “Company” or “Real”)
133 Richmond Street West

Suite 302
Toronto, Ontario
M5H 2L3

Item 2 — Date of Material Change

January 5, 2021 and January 11, 2021

Item 3 — News Release

The press release disclosing the material changes was released on January 11, 2021 through the services of PRNewswire.

Item 4 — Summary of Material Change

On January 11, 2021, the Company completed the acquisition of the business assets and intellectual property of RealtyCrunch Inc. The transaction was satisfied in cash for an aggregate purchase price of US$1,100,000 plus 184,275 common share purchase warrants of Real. Each Real warrant is exercisable into one common share of Real at a price of Cdn$1.36 for a period of four years from the closing date.

As part of the acquisition, Pritesh Damani, the founder and CEO of RealtyCrunch and additional RealtyCrunch employees have joined Real. Pritesh has assumed the role of chief product officer with Real Broker LLC, Real's wholly-owned subsidiary, and was granted 2,130,773 stock options pursuant to Real's stock option plan at a price of Cdn$1.11 for a ten year term and are subject to a four year vesting period.

Real also granted an aggregate of 4,000 restricted share units to certain senior officers, based on the closing price of Real's common shares on January 4, 2021 and will vest in their entirety on January 5, 2024.

Item 5 — Full Description of Material Change

5.1 – Full Description of Material Change

On January 11, 2021, the Company announced that it completed the acquisition of the business assets and intellectual property of RealtyCrunch Inc. RealtyCrunch is a collaboration web and mobile app for home buyers and real estate agents. Launched in September 2020, it has already attracted over 2,000 real estate agents in the US who use it to streamline communication and document signing with their clients.

Pritesh Damani, the founder and CEO of RealtyCrunch and additional RealtyCrunch employees have joined Real as part of the acquisition. Pritesh has assumed the role of chief product officer with Real's wholly-owned subsidiary, Real Broker LLC, to continue his journey in real estate product innovation.

The transaction was satisfied in cash for an aggregate purchase price of US$1,100,000 plus 184,275 common share purchase warrants of Real. Each Real warrant is exercisable into one common share of Real at a price of Cdn$1.36 for a period of four years from the closing date.

Pritesh Damani was granted 2,130,773 stock options of Real pursuant to Real's stock option plan at a price of Cdn$1.11 for a ten year term. The options granted to Damani are subject to a four year vesting period.

Separately, Real has granted an aggregate of 4,000 restricted share units (each, an "RSU") to certain senior officers. The RSUs were awarded based on the closing price of Real's common shares on January 4, 2021 and will vest in their entirety on January 5, 2024.

5.2 – Disclosure for Restructuring Transactions

Not applicable.

Item 6 — Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 — Omitted Information

Not applicable.

Item 8 — Executive Officer

Tamir Poleg

Chief Executive Officer

Tel: 646-469-7107

Item 9 — Date of Report

January 14, 2021